SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of July, 2005
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
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If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  EXERCISE OF OPTIONS
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AMVESCAP PLC
IMMEDIATE RELEASE  11 JULY 2005
CONTACT:  ANGELA TULLY TEL: 020 7065 3652



In accordance with Chapter 16.13 of the Listing Rules, notification is hereby given that on the 11 July 2005, Rothschild Trust (Cayman) Limited, the Trustee of the AMVESCAP Share Option Trust, sold 20,000 ordinary shares on behalf of a participant of the AMVESCAP Executive Share Option Scheme. The Company was notified of this transaction on 11 July 2005.

Executive Directors of AMVESCAP PLC who are participants in the Share Option Schemes are deemed to be discretionary beneficiaries of the Trust and are consequently considered to be interested in all of the shares held by the Trustee.

The options exercised were held by a former employee

11 July 2005.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date  11 July, 2005                   By   /s/  Angela Tully
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                                                (Signature)

                                            Angela Tully
                                            Assistant Company Secretary